PROSPECTUS SUPPLEMENT NO. 4 (TO PROSPECTUS DATED MAY 6, 2022)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-259509

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This prospectus supplement updates and supplements the prospectus dated May 6, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-259509). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 11, 2022 (the “Current Report on Form 8-K”). Accordingly, we have attached the Current Report on Form 8-K to this prospectus supplement.
You should read this prospectus supplement in conjunction with the Prospectus, including any amendments or supplements to it. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements to it. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement supersedes information contained in the Prospectus. You should not assume that the information provided in this prospectus supplement, the Prospectus or any prior prospectus supplement is accurate as of any date other than their respective dates. Neither the delivery of this prospectus supplement, the Prospectus, or any prior prospectus supplement, nor any sale made hereunder or thereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained in this prospectus supplement, the Prospectus or any prior prospectus supplement is correct as of any time after the date of that information.
Our Common Stock and Public Warrants are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbols “XOS” and “XOSWW,” respectively. On August 10, 2022, the closing price of our Common Stock was $2.08 and the closing price for our Public Warrants was $0.215.
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See the section entitled “Risk Factors” beginning on page 7 of the Prospectus, as updated and supplemented by the section entitled “Risk Factors” in this prospectus supplement and under similar headings in any further amendments or supplements to the prospectus to read about factors you should consider before buying our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is August 11, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 9, 2022

XOS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-39598	98-1550505
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3550 Tyburn Street Los Angeles, California	90065
(Address of principal executive offices)	(Zip Code)

(818) 316-1890
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	XOS	Nasdaq Global Market
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	XOSWW	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Convertible Promissory Notes

On August 9, 2022, Xos, Inc. (the “Company”) entered into a note purchase agreement (the “Note Purchase Agreement”) with Aljomaih Automotive Co. (“Aljomaih”) under which the Company agreed to sell and issue to AAC a convertible promissory note (the “Note”) in the principal amount of $20.0 million, which is convertible into shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), cash or a combination of cash and Common Stock, at the Company’s election, in the manner and subject to the conditions and limitations set forth in the Note Purchase Agreement and Note. Upon the mutual consent of both parties on or before November 30, 2022, the Company has also agreed to issue and sell additional convertible notes up to a principal amount of $20.0 million to Aljomaih, on terms and conditions to be negotiated in good faith.

The maturity date of the Note is August 11, 2025, unless earlier converted or redeemed. The Note bears interest at a rate of 10.0% per annum, payable at maturity in validly issued, fully paid and non-assessable shares of Common Stock, calculated based on the 10-day volume weighted average price ending on the trading day immediately prior to the applicable payment date (the “Interest Shares”), unless earlier converted or paid.

The Note provides a conversion right, in which Aljomaih may, on or after November 9, 2022, elect to convert the outstanding principal amount of the Note by providing written notice to the Company. The conversion price for the Note will initially be equal to $2.3817 per share, subject to adjustment in certain events pursuant to the terms of the Note. Aljomaih may also elect to convert the entire principal amount of the Note upon a transaction resulting in the change of control of the Company, by written notice to the Company within ten business days of receipt of notice of such change of control transaction.

The Company shall not effect the conversion of any portion of the Note and/or deliver Interest Shares, and Aljomaih shall not have the right to convert any portion of this Note or receive Interest Shares, in each case, pursuant to the terms and conditions of this Note and any such conversion or payment of Interest Shares shall be null and void and treated as if never made to the extent that after giving effect to such conversion or payment of Interest Shares, Aljomaih would beneficially own in excess of 19.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion or the aggregate number of shares issued under the Note Purchase Agreement would exceed 19.99% of the Company’s common stock outstanding on the date that the Company enters into the Note Purchase Agreement, except that such limitation shall not apply in the event that the Company obtains the approval of its stockholders as required by the applicable rules of the Nasdaq Stock Market LLC (“Nasdaq”) for issuances of shares of Common Stock in excess of such amount.

On or after August 11, 2024, or as otherwise agreed to between the Company and Aljomaih in writing, the Company shall have the right, exercisable on not less than five trading days prior written notice to Aljomaih, to prepay the outstanding Note (principal and accrued and unpaid interest), in full or in part, and without penalty, in accordance with the terms of the Note.

The Note includes customary covenants and sets forth certain events of default after which the Note may be declared immediately due and payable and sets forth certain types of bankruptcy or insolvency events of default involving the Company after which the Note becomes automatically due and payable.

The Company has also agreed to grant Aljomaih a right to designate one individual for nomination (the “Designated Director”) to the Company’s board of directors (the “Board”), subject to the approval of the Company and the Board and satisfaction of certain conditions. The Designated Director will be designated for nomination as a Class I director and a member of the Board as soon as reasonably practicable and shall continue as a director of the Board until the earlier of the date that (i) Aljomaih first no longer owns at least 5% of the then outstanding shares of Common Stock, or (ii) is 30 days immediately prior to the next election of Class I directors (the “Director Right Termination Date”). The Designated Director will execute a written consent agreeing to resign no later than the Director Right Termination Date and upon the request of the Board in connection with a change of control. If the Designated Director ceases to serve as a member of the Board at any time prior to the Director Right Termination Date, then Aljomaih shall be permitted to nominate another individual as a Designated Director pursuant to the provisions set forth in Section 6(a) therein, provided that any such right to designate a replacement Designated Director shall terminate on the Director Right Termination Date or the date of resignation of a Designated Director due to a change of control.

In addition, the Company has agreed to give Aljomaih a right of first offer (“Right of First Offer”) with respect to any future distribution of products or services offered by the Company in Cooperation Council for the Arab States of the Gulf (Saudi Arabia, Bahrain, Kuwait, United Arab Emirates, Qatar and Oman), Jordan, Iraq, Syria, Lebanon, Egypt and Yemen. The Right of First Offer will terminate upon the earlier of (i) the first date Aljomaih no longer holds 5% of the Company’s then outstanding shares of Common Stock, or (ii) August 9, 2025.

As soon as practicable after September 1, 2022, but no later than September 16, 2022, the Company is required to file a registration statement registering the resale by Aljomaih of any shares of Common Stock issuable upon conversion of the Note under the Securities Act of 1933, as amended (the “Securities Act”).

The Note Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations by each party. The representations, warranties and covenants contained in the Note Purchase Agreement were made only for purposes of the Note Purchase Agreement and as of specific dates, were solely for the benefit of the parties to such agreement and are subject to certain important limitations.

The foregoing descriptions of the Note Purchase Agreement and the Note are qualified in their entirety by reference to the full text of such agreements, which are attached to this Current

Report on Form 8-K as Exhibits 10.1 and 4.1, respectively, and which are incorporated herein by reference.

Convertible Debentures

On August 9, 2022, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with YA II PN, Ltd. (“Yorkville”) under which the Company agreed to sell and issue to Yorkville convertible debentures (the “Convertible Debentures”) in the principal amount of up to $35.0 million, which are convertible into shares of Common Stock, subject to certain conditions and limitations set forth in the Securities Purchase Agreement. $20.0 million in principal amount of Convertible Debentures was issued on August 11, 2022, and an additional $15.0 million in principal amount will be issued to Yorkville upon the effectiveness of the registration statement registering the resale of Common Stock resulting from the conversion of the Convertible Debentures. Yorkville is a fund managed by Yorkville Advisors Global, LP, headquartered in Mountainside, New Jersey.

The Convertible Debentures bear interest at an annual rate of 6.0%, payable at maturity, which will increase to an annual rate of (i) 10.0% upon the occurrence and during the continuance of an event of default, and (ii) 7.5% for so long as “Registration Event” (as defined in the Convertible Debenture) remains in effect in accordance with the registration rights agreement by and between the Company and Yorkville, dated August 9, 2022 (the “Yorkville RRA”). The maturity date of the Convertible Debentures shall be November 11, 2023, which may be extended by an additional three months in certain instances.

The Convertible Debentures provide a conversion right, in which Yorkville may, at any time after the issuance date, convert any portion of the principal amount of the Convertible Debenture, together with any accrued but unpaid interest, into shares of Common Stock at the lower of (i) $2.4733 per share (the conversion price pursuant to this clause (i), the “Fixed Conversion Price”) or (ii) 97% of the lowest daily volume weighted average price of the Common Stock during the three trading days immediately preceding the date of conversion (but not lower than a floor price of $0.50 per share, subject to adjustment in accordance with the terms of the Convertible Debentures) (the conversion price pursuant to this clause (ii), the “Variable Conversion Price”).

The Company shall not issue any shares of Common Stock upon conversion of any Convertible Debentures, or otherwise, if the issuance of such Common Stock, together with any Common Stock issued in connection with any other related transactions that may be considered part of the same series of transactions, would exceed 33,199,327 shares (the “Exchange Cap”), except that such limitation shall not apply in the event that the Company obtains the approval of its stockholders as required by the applicable rules of Nasdaq for issuances of shares of Common Stock in excess of such amount. In addition, Yorkville has agreed that it (i) will not convert any portion of the Debentures prior to September 9, 2022 (the “Conversion Start Date”), (ii) it will not convert more than an aggregate amount of $4,000,000 in principal at the Variable Conversion Price during (A) the 30-day period commencing on the Conversion Start Date or (B) any successive 30-day period thereafter (each such 30-day period described in (A) and (B), a “30-Day Period”) and (iii) it will use commercially reasonable efforts to convert at least

$2,000,000 of principal amount of Convertible Debentures in each 30-Day Period, provided that the certain conditions set forth in the Convertible Debentures are satisfied as of each such period.

If, at any time after the issue date of the Convertible Debentures, and from time to time thereafter, (i) the daily VWAP (as defined in the Convertible Debenture) of the Common Stock is less than the $0.50 floor price for five consecutive trading days, or (ii) the Company has issued pursuant to the Convertible Debenture in excess of 95% of the Common Stock available under the Exchange Cap (the last such day of each such occurrence, a “Triggering Date”), then the Company shall make monthly prepayments of $3,000,000 principal amount in the aggregate among the Convertible Debentures outstanding (provided that, subject to certain conditions, such amount shall instead be $4,000,000) (or the outstanding principal if less than such amount) (such amount, the “Triggered Principal Amount”) beginning on the 10th calendar day after the Triggering Date and continuing on the same day of each successive calendar month. Each monthly prepayment shall be an amount equal to the sum of (i) the Triggered Principal Amount, plus (ii) a redemption premium equal to 5.0% of such Triggered Principal Amount, plus (iii) accrued and unpaid interest on the outstanding Convertible Debentures. Notwithstanding the foregoing, subject to certain conditions set forth in the Convertible Debentures, each Triggered Principal Amount may be reduced in certain circumstances or the obligation of the Company to make monthly prepayments may cease.

The Convertible Debentures provide the Company, subject to certain conditions, with a redemption right pursuant to which the Company, upon 10 business days’ prior written notice to Yorkville (a “Redemption Notice”), may redeem in cash, in whole or in part, any amounts outstanding under the Convertible Debentures. Each redemption payment will be the principal amount of the Convertible Debentures to be redeemed, plus a redemption premium equal to 5.0% of the principal amount being redeemed, plus accrued and unpaid interest on the outstanding Convertible Debentures. The Company may exercise this redemption right at any time after the issue date of the Convertible Debentures, and from time to time thereafter, but only if the daily VWAP of the Common Stock is less than the Fixed Conversion Price for a period of three consecutive trading days immediately prior to the notice for such redemption. Yorkville shall have 10 business days after receipt of a Redemption Notice to elect to convert all or any portion of the Convertible Debentures.

The Convertible Debentures include customary covenants and set forth certain events of default after which the Convertible Debentures may be declared immediately due and payable and set forth certain types of bankruptcy or insolvency events of default involving the Company after which the Convertible Debentures become automatically due and payable.

In connection with the Securities Purchase Agreement, the Company and Yorkville entered into the Yorkville RRA pursuant to which the Company is required to file a registration statement registering the resale by Yorkville of any shares of Common Stock issuable upon conversion of the Convertible Debentures under the Securities Act. The Company is required to file such registration statement no later than 30 days following the execution date of the Yorkville RRA.

Under the Securities Purchase Agreement, the Company agreed not to effect an advance under the Standby Equity Purchase Agreement, dated March 23, 2022, by and between Yorkville and the Company (the “SEPA”), without the advance mutual consent of both parties, until the earliest of the date (i) all Convertible Debentures have been repaid or converted into Common Stock or (ii) Yorkville no longer has any right or ability to convert any portion of the Convertible Debentures into Common Stock (collectively, the “Consent Termination Date”). Yorkville agreed to extend the term set forth in the SEPA for a number of days equal to the number of days between the date of the Securities Purchase Agreement and the Consent Termination Date. For the avoidance of doubt and subject to the foregoing, the SEPA shall remain in full force and effect from the date hereof until the termination of the SEPA pursuant to the terms thereof.

The Securities Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations by each party. The representations, warranties and covenants contained in the Securities Purchase Agreement were made only for purposes of the Securities Purchase Agreement and as of specific dates, were solely for the benefit of the parties to such agreement and are subject to certain important limitations.

The foregoing descriptions of the Securities Purchase Agreement, Yorkville RRA and Convertible Debentures are qualified in their entirety by reference to the full text of the Securities Purchase Agreement, Yorkville RRA and form of Convertible Debenture, which are attached to this Current Report on Form 8-K as Exhibit 10.2, 10.3, and 4.2, respectively, and which are incorporated herein by reference.

This Current Report on Form 8-K shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information contained above in Item 1.01 is hereby incorporated by reference into this Item 2.03.

Item 3.02. Unregistered Sale of Equity Securities.

The information contained above in Item 1.01 is hereby incorporated by reference into this Item 3.02.

The Note was issued to Aljomaih in reliance upon Section 4(a)(2) of the Securities Act in a transaction not involving any public offering. The Company relied on this exemption from registration based in part on representations made by Aljomaih in the Note Purchase Agreement. The Note and the shares of Common Stock issuable upon conversion of the Note, if any, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The Convertible Debenture was issued to Yorkville in reliance upon Section 4(a)(2) of the Securities Act in a transaction not involving any public offering. The Company relied on this exemption from registration based in part on representations made by Yorkville in the Securities Purchase Agreement. The Convertible Debentures and the shares of Common Stock issuable upon conversion of the Convertible Debentures, if any, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

To the extent that any shares of Common Stock are issued upon conversion of the Notes or the Convertible Debentures, they will be issued in transactions anticipated to be exempt from registration under the Securities Act by virtue of Section 3(a)(9) thereof because no commission or other remuneration is expected to be paid in connection with conversion of the Notes or Convertible Debentures and any respective resulting issuance of shares of Common Stock.

Item 9.01.	Financial Statements and Exhibits.

Exhibit No.	Description
4.1	Convertible Promissory Note, dated as of August 11, 2022, by and between Xos, Inc. and Aljomaih Automotive Co.
4.2	Form of Convertible Debenture, by and between Xos, Inc. and YA II PN, Ltd.
10.1	Note Purchase Agreement, dated as of August 9, 2022, by and between Xos, Inc. and Aljomaih Automotive Co.
10.2	Securities Purchase Agreement, dated as of August 9, 2022, by and between Xos, Inc. and YA II PN, Ltd.
10.3	Registration Rights Agreement, dated as of August 9, 2022, by and between Xos, Inc. and YA II PN, Ltd.
104	iXBRL language is updated in the Exhibit Index

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 11, 2022

XOS, INC.

By:	/s/ Kingsley Afemikhe
Kingsley Afemikhe
Chief Financial Officer